Agreement



This Agreement is entered into as of December 30, 1998, by and between Paul Barber and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Paul Barber in the amount of $10,000 for accrued expenses and commissions at December 30, 1998.

In accordance with this Agreement, Paul Barber agrees to convert the full amount of Ten Thousand Dollars ($10,000) into Twenty Thousand (20,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.




Paul Barber


/s/ Paul Barber
--------------------------
Paul Barber





Imaging Technologies Corporation:


/s/ Brian Bonar
-----------------------------
Brian Bonar
Chief Executive Officer